UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
_______________

PUTNAM MUNICIPAL OPPORTUNITIES TRUST
(Name Of Subject Company (Issuer))
_______________

PUTNAM MUNICIPAL OPPORTUNITIES TRUST
(Name of Filing Persons (Offeror))

Common Shares of Beneficial Interest Without Par Value
(Title of Class of Securities)

746922103
(CUSIP Number of Class of Securities)
_______________

Charles E. Porter
Executive Vice President
Putnam Municipal Opportunities Trust
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

John W. Gerstmayr, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation		Amount Of Filing Fee

Not Applicable*		Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

□	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	N/A
	Form or Registration No.:	N/A
	Filing Party:	N/A
	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
□	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
□	going-private transaction subject to Rule 13e-3.
□	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: □

SHAREHOLDERS	MEDIA
1-800-225-1581	Sinead Martin: 617-760-8515

PUTNAM TO PAY JUNE DIVIDEND IN CASH TO ALL SHAREHOLDERS OF
CLOSED-END FUNDS
Suspension of dividend reinvestment plan for the month of June

BOSTON, May 24, 2007 – Putnam announced that it will suspend the dividend reinvestment plans of eight closed-end funds in June 2007 in connection with the previously announced tender offers. Instead, the June 2007 regular monthly dividends will be paid in cash to all shareholders of the following funds:

Putnam High Income Securities Fund (NYSE: PCF)
Putnam High Yield Municipal Trust (NYSE: PYM)
Putnam Investment Grade Municipal Trust (NYSE: PGM)
Putnam Managed Municipal Income Trust (NYSE: PMM)
Putnam Master Intermediate Income Trust (NYSE: PIM)
Putnam Municipal Bond Fund (NYSE: PMG)
Putnam Municipal Opportunities Trust (NYSE: PMO)
Putnam Premier Income Trust (NYSE: PPT)

Putnam expects to resume the dividend reinvestment plans for subsequent regular monthly dividends.

On February 15, 2007, the Trustees of the Putnam Funds announced that they had authorized each of these eight closed-end funds to conduct tender offers for up to 10% of its outstanding shares, at a purchase price equal to 98% of the fund’s per-share net asset value (NAV) as of the closing date of the offer. As previously disclosed, the funds will commence these tender offers in the second quarter of 2007.

About Putnam Investments: Founded in 1937, Putnam Investments is one of the nation's oldest and largest money management firms. As of April 30, 2007, Putnam managed $192 billion assets. Mutual fund assets were $121 billion. Institutional assets were $71 billion. Putnam has offices in Boston, London, and Tokyo. For more information, go to www.putnam.com.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any fund. None of the funds has commenced any self-tender offer described in this press release. Upon commencement of each tender offer, the applicable fund will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Shareholders of each such fund should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about that fund's tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission's website at www.sec.gov, or from Putnam Investments by directing a request to Putnam Investments' shareholder servicing group at 1-800-225-1581.

May 2007

Dear Investment Colleague:

The Trustees of the Putnam Funds announced on February 15, 2007 that they had authorized each of eight Putnam closed-end funds to conduct tender offers to purchase up to 10% of its outstanding shares, at a price equal to 98% of the fund’s per-share net asset value (NAV) as of the purchase date. As previously disclosed, the funds will commence these tender offers in the second quarter of 2007.

As a result of the tender offers, the Dividend Reinvestment Plans (DRPs) for each of the affected funds will be suspended for the regular monthly dividend distributions to be declared in June 2007. June 2007 dividends will accordingly be paid in cash to all shareholders. Your clients who hold shares of the funds and take advantage of this program will receive the enclosed letter, which outlines these consequences for their June dividend. We expect that the DRPs will resume for subsequent regular monthly dividends.

If you have additional questions about the Dividend Reinvestment Plans, please call Putnam Dealer Marketing Services at 1-800-354-4000. Thank you for your continued support of Putnam Investments.

Sincerely,

Steven D. Krichmar

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of any fund. None of the funds has commenced any self-tender offer described in this letter. Upon commencement of each tender offer, the applicable fund will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Shareholders of each such fund should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about that fund’s tender offer. Shareholders can obtain these documents when they are led and become available free of charge from the Securities and Exchange Commission’s Web site at www.sec.gov, or from Putnam Investments by directing a request to Putnam Investments’ shareholder servicing group at 1-800-225-1581.

Putnam Retail Management 245087 5/07

May 2007

Dear Shareholder:

As you may know, on February 15, 2007, the Trustees of the Putnam Funds announced that they had authorized each of eight Putnam closed-end funds to conduct tender offers to purchase up to 10% of its outstanding shares, at a price equal to 98% of the fund’s per-share net asset value (NAV) as of the purchase date. The Putnam Trustees authorized the tender offers after considering requests from certain fund shareholders for enhanced fund liquidity and after undertaking extended discussions with Putnam Investments. As previously disclosed, the funds will commence these tender offers in the second quarter of 2007. The eight funds that will conduct tender offers are:

Putnam High Income Securities Fund (NYSE: PCF)
Putnam High Yield Municipal Trust (NYSE: PYM)
Putnam Investment Grade Municipal Trust (NYSE: PGM)
Putnam Managed Municipal Income Trust (NYSE: PMM)
Putnam Master Intermediate Income Trust (NYSE: PIM)
Putnam Municipal Bond Fund (NYSE: PMG)
Putnam Municipal Opportunities Trust (NYSE: PMO)
Putnam Premier Income Trust (NYSE: PPT)

We are sending this letter to notify you that in connection with the tender offers, the Dividend Reinvestment Plans for each of these funds will be suspended for the regular monthly dividend distributions to be declared in June 2007. The June 2007 dividend will accordingly be paid in cash to all shareholders. We expect that the Dividend Reinvestment Plans will resume for subsequent regular monthly dividends.

If you have any questions about the Dividend Reinvestment Plans, please contact your nancial representative or call Putnam at 1-800-225-1581.

Sincerely,

(over, please)

245086 5/07

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of any fund. None of the funds has commenced any self-tender offer described in this letter. Upon commencement of each tender offer, the applicable fund will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Shareholders of each such fund should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are led and become available, as they will contain important information about that fund’s tender offer. Shareholders can obtain these documents when they are led and become available free of charge from the Securities and Exchange Commission’s Web site at www.sec.gov, or from Putnam Investments by directing a request to Putnam Investments’ shareholder servicing group at 1-800-225-1581.